June 17, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Mail Stop 3030

Washington, D.C. 20549

Attention: Pearlyne Paulemon and Pam Long

Re: Cantor Equity Partners III, Inc.

Registration Statement on Form S-1

Filed June 6, 2025

File No. 333-287847

Ladies and Gentlemen:

Cantor Equity Partners III, Inc. (the “Company,” “we,” “our” or “us”) hereby transmits its response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission contained in the Staff’s letter dated June 13, 2025 (the “Letter”) regarding the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) submitted on June 6, 2025. For ease of reference, the numbered paragraphs below correspond to the numbered comments in the Letter, with the Staff’s comments presented in bold font type.

Registration Statement on Form S-1 filed June 6, 2025

Cover page

1.	We note the revision made in response to prior comment 1. The revised disclosure appears to relate only to dilution upon conversion at the time of the business combination, but does not include the potential dilutive effect of a mechanism employed at the time of the offering in order to maintain a 20% interest upon an increase in the size of the offering. Please revise to address the potential dilutive effect in this instance.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on pages 11, 93, 101, 112, 149, 151, 155 and 160 of the Registration Statement to address the Staff’s comment.

* * * * *

We thank the Staff in advance for its consideration of the foregoing. Should you have any questions, please do not hesitate to contact our legal counsel, Stuart Neuhauser, Esq., of Ellenoff Grossman & Schole LLP, at (212) 370-1300.

Very truly yours,

CANTOR EQUITY PARTNERS III, INC.

By:	/s/ Brandon Lutnick
Name:	Brandon Lutnick
Title:	Chief Executive Officer

cc: Stuart Neuhauser, Esq.

[Signature Page to Response Letter to the SEC – Form S-1 Registration Statement of Cantor Equity Partners III, Inc. – June 2025]